May 25, 2006

BY HAND AND EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Financial Partners Corp.

SEC File No. 1-31781

Form 10-K for the year ended December 31, 2004

Dear Mr. Rosenberg:

Reference is made to the (i) letter dated January 18, 2006 from me to you, (ii) telephone conference between me and Mark Brunhofer, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”), on January 27, 2006, (iii) telephone conference between Robert Zuccaro, Chief Accounting Officer at National Financial Partners Corp. (the “Company”), and Mark Brunhofer on March 7, 2006, (iv) letter dated March 9, 2006 from me to you, (v) telephone conference between Robert Zuccaro and Mark Brunhofer on May 2, 2006, and (vi) telephone conference between Robert Zuccaro and Mark Brunhofer on May 16, 2006.

At the request of the staff (the “Staff”) of the Commission, the Company respectfully submits additional information with respect to comment nos. 4 and 5 set forth in the Staff’s letter dated December 9, 2005. For the convenience of the Staff, the Company has restated the Staff’s comments above the additional information.

The Company has also enclosed a copy of Amendment No. 1 to its Annual Report for the year ended December 31, 2005 on Form 10-K/A and Amendment No. 1 to its Annual Report for the year ended December 31, 2004 on Form 10-K/A, in each case, as filed with the Commission on the date hereof and marked to show changes from the respective report previously filed with the Commission. The changes reflected in these amendments address Staff comments.

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Jim B. Rosenberg

May 25, 2006

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 13. Income taxes, page F-23

4.	Please explain to us the nature of the $2.9 million “Adjustment to deferred tax assets and liabilities” identified in your tax rate reconciliation and why it is an appropriate reconciling item.

As previously discussed, we make estimates which are based upon certain assumptions made during the normal course of business. These estimates are subject to change as facts and circumstances may change or additional information becomes known.

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Jim B. Rosenberg

May 25, 2006

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We believe the timing of the change in our estimate was made after giving the proper review of the facts and circumstances as they were available to us at the time. Further we believe that these facts and circumstances were not available or not yet credible enough to be used in earlier periods.

You further inquired about two other adjustments: “Partners’ write off” and Partnerships’ write offs”. Despite the similarity in description, these are two different and distinct items. The first relates to our 1/1/1999 acquisition of a company called Partners Holdings Inc. (“PHI”). The second refers to several partnerships in which we had an economic interest. The former involves the opening balance adjustment of PHI in 1999 which should have been written off with the corresponding adjustment made to goodwill.

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We concluded these unintentional misstatements were not material to our financial statements or its financial position after an assessment of both quantitative and qualitative factors as discussed in Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”). The SAB 99 analysis is provided in Appendices A through F.

For the purposes of additional disclosure and as previously discussed with the Staff, in Amendment No. 1 to the Company’s Annual Report for the year ended December 31, 2005 and 2004 on Form 10-K/A, we have added the following sentence to Note 13—Income Taxes: “Included in adjustments to deferred tax assets and liabilities in 2004 of $2.9 million is a write off of $1.1 million of deferred tax assets related to purchase accounting adjustments and partnership earnings in the period 1999 through 2001.” The sentence appears immediately after the table that reconciles provision under U.S. tax rates to income tax expense.

In Amendment No. 1 to the Company’s Annual Report for the year ended December 31, 2005 on Form 10-K/A, we have revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year ended December 31, 2005 compared with the year ended December 31, 2004—Income tax expense” in Item 7 to read as follows:

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Jim B. Rosenberg

May 25, 2006

Income tax expense. The effective tax rate was 42.1% in 2005 compared with 44.4% in 2004. The effective tax rate differs from the provision calculated at the federal statutory rate primarily because of certain expenses that are not deductible for tax purposes, as well as the effects of state and local taxes. The effective tax rate declined in 2005 principally as a result of the proportional increase in pretax income relative to nondeductible expenses, the tax benefit of key person life insurance proceeds and the reduction in adjustments to deferred tax assets and liabilities partially offset by taxable income resulting from the restructuring of certain management contracts.

The 2004 effective tax rate included $2.9 million of adjustments to deferred tax assets and liabilities, of which $1.1 million related to purchase accounting adjustments and partnership earnings from the period 1999 through 2001.

Note 15. Acquisitions and Divestitures, page F-26

5.

You disclose that you value your stock issued in business combinations after your IPO at an average of the trading price over a specified period of time prior to the closing date of the acquisition. Paragraph 22 of SFAS 141 requires the value to be based on the average of a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Please quantify for us any difference in aggregate purchase price since your IPO between the stock price you used and that calculated under the guidance of paragraph 22 of SFAS 141.

Upon completion of our review of the differences in amounts arising from using a twenty-day average stock price versus a three-day average stock price for purposes of valuing the stock component of purchase consideration, we have concluded that such differences are immaterial individually and in the aggregate and do not require adjustment to amounts previously recorded in goodwill. Further, effective January 1, 2006, we have begun using, and will continue to use, the same “three day plus/minus the signing date” average for purposes of valuing the stock component of purchase consideration.

Non-GAAP Financial Measures

At the Staff’s request during the above-referenced telephone conference on May 16, 2006, in Amendment No. 1 to the Company’s Annual Report for the year ended December 31, 2005 on Form 10-K/A, we deleted the subsection titled “Non-GAAP financial measures”, discussing cash earnings and cash earnings per diluted share, from Item 7. (Management’s Discussion and Analysis of Financial Condition and Results of Operations).

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Jim B. Rosenberg

May 25, 2006

Acknowledgment

The Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact the undersigned at (212) 301-4070 should you require further information or have any questions.

Very truly yours,

/s/ Mark C. Biderman

Mark C. Biderman Executive Vice President and Chief Financial Officer

cc:	Douglas W. Hammond, Esq. Executive Vice President and General Counsel National Financial Partners Corp. 787 Seventh Avenue, 11th Floor New York, NY 10019

Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036

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APPENDIX A

SAB 99 Materiality Discussion

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APPENDIX B

SUMMARY OF AS REPORTED TO AS ADJUSTED COMPARISONS

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APPENDIX C-1

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APPENDIX C-2

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APPENDIX C-3

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APPENDIX D-1

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APPENDIX D-2

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APPENDIX E

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APPENDIX F

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